Lone Star Gold, Inc.

6565 Americas Parkway NE, Suite 200

Albuquerque, NM 87110

September 10, 2012

Securities and Exchange Commission

Division of Corporate Finance

Attn: Pamela Long

100 F Street N.E

Washington, D.C. 20549

Re:	Lone Star Gold, Inc.
Registration Statement on Form S-1
Filed July 13, 2012
File No. 333-182664

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Lone Star Gold, Inc. (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1 originally filed on July 13, 2012, File No. 333-182664 (the “S-1 Registration Statement”). The Company has elected to withdraw the S-1 Registration Statement after receipt of a specific comment from the Securities & Exchange Commission (the “Commission”) advising that a withdrawal of the S-1 Registration Statement was appropriate. No sales of the Company’s common stock have been or will be made pursuant to the S-1 Registration Statement. The Company may in the future rely on Rule 155(c) for subsequent private offerings of its securities and utilize the “Safe Harbor” from integration provided by Rule 155.

The Company requests that in accordance with Rule 457 (p) under the Securities Act, all fees paid to the Commission in connection with the filing of the above-captioned registration statement be credited for future use. If you have any questions regarding this application, please contact our legal counsel, Gregg E. Jaclin at (732) 409-1212.

Very truly yours,

LONE STAR GOLD, INC.

By:	/s/ Daniel M. Ferris
Name: Daniel M. Ferris
Title: President, Chief Executive Officer and
Chief Financial Officer
(Principal Executive and Accounting Officer)